                                             -----------------------------------
                                                        OMB APPROVAL
                                             -----------------------------------
                                             OMB Number:               3235-014
                                             Estimated average burden
                                             hour per form................14.90
                                             -----------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                        Under the Securities Act of 1934
                              (Amendment No.   )*

                                KIDS STUFF, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  49380U-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Steven Morse, Esq., Lester Morse P.C., 111 Great Neck Rd., Great Neck, NY 11021
                                 (516-487-1446)
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                October 16, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person had previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                     -------------------
 CUSIP No. 49380U-10-0           SCHEDULE 13D                Page 2 of 7 Pages
-----------------------                                     -------------------
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Duncan Hill, Inc. ID# 34-1229487
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           Not Applicable.
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |     |   7,251,075 (includes 5,000,000 shares of
  OWNED BY     |     |   Non-Convertible Voting Series A Preferred Stock)
   EACH        |     |----------------------------------------------------------
 REPORTING     |  8  |   SHARED VOTING POWER
PERSON WITH    |     |
               |     |----------------------------------------------------------
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   7,251,075 (includes 5,000,000 shares of
               |     |   Non-Convertible Voting Series A Preferred Stock)
               |     |----------------------------------------------------------
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,251,075 (includes 5,000,000 shares of Non-Convertible Voting
          Series A Preferred Stock)
--------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                            [X]
          Excludes shares beneficially owned by William L. Miller
          and Jeanne E. Miller.
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          85.2%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                     -------------------
 CUSIP No. 49380U-10-0           SCHEDULE 13D                Page 3 of 7 Pages
-----------------------                                     -------------------
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           William L. Miller ###-##-####
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           Not Applicable.
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
--------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |     |   50,000
  OWNED BY     |     |----------------------------------------------------------
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |
PERSON WITH    |     |----------------------------------------------------------
               |  9  |   SOLE DISPOSITIVE POWER
               |     |
               |     |   50,000
               |     |----------------------------------------------------------
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          50,000
--------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                            [ ]
          Excludes shares beneficially owned by Jeanne E. Miller and
          Duncan Hill, Inc. and options to purchase 50,000 shares
          which will vest over a period of two years commencing
          January 1, 2000.
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.4%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                     -------------------
 CUSIP No. 49380U-10-0           SCHEDULE 13D                Page 4 of 7 Pages
-----------------------                                     -------------------
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Jeanne E. Miller ###-##-####
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           Not Applicable.
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
--------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |     |   150,000
  OWNED BY     |     |----------------------------------------------------------
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |
PERSON WITH    |     |----------------------------------------------------------
               |  9  |   SOLE DISPOSITIVE POWER
               |     |
               |     |   150,000
               |     |----------------------------------------------------------
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          150,000
--------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                            [ ]
          Excludes shares beneficially owned by William L. Miller and
          Duncan Hill, Inc. and options to purchase 50,000 shares
          which will vest over a period of two years commencing
          January 1, 2000.
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.1%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                     -------------------
 CUSIP No. 49380U-10-0           SCHEDULE 13D                Page 5 of 7 Pages
-----------------------                                     -------------------

Item 1.  Security and Issuer
------

         This statement relates to the Common Stock of Kids Stuff, Inc.
(the "Issuer"). The Issuer's executive office is located at 4450 Belden Village Street, N.W., Suite 406, Canton, Ohio 44718.

Item 2.  Identity and Background
------
             Duncan Hill, Inc.
             -----------------

         (a) Duncan Hill, Inc.

         (b) 4450 Belden Village Street, N.W.
             Suite 406
             Canton, Ohio 44718

         (c) Principal stockholder of the Issuer.

         (d) Not applicable.

         (e) Not applicable.

         (f) Delaware

             William L. Miller
             -----------------

         (a) William L. Miller

         (b) c/o Kids Stuff, Inc.
             4450 Belden Village Street, N.W.
             Suite 406
             Canton, Ohio 44718

-----------------------                                     -------------------
 CUSIP No. 49380U-10-0           SCHEDULE 13D                Page 6 of 7 Pages
-----------------------                                     -------------------

         (c) Chief Executive Officer of The Havana Group, Inc. and Kids Stuff, Inc.

         (d) Not applicable.

         (e) Not applicable.

         (f) U.S.A.

             Jeanne E. Miller
             ----------------

         (a) Jeanne E. Miller

         (b) c/o Kids Stuff, Inc.
             4450 Belden Village Street, N.W.
             Suite 406
             Canton, Ohio 44718

         (c) President of Kids Stuff, Inc.

         (d) Not applicable.

         (e) Not applicable.

         (f) U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration
------
         Not Applicable.

Item 4.  Purpose of Transactions
------
         Not Applicable.

Item 5.  Interest in Securities of the Issuer
------
         (a)-(b) As of November 2, 1998, William L. Miller and Jeanne E. Miller beneficially owned options to purchase 50,000 shares and 150,000 shares, respectively, of the Issuer's Common Stock, which constituted 1.4% and 4.1%, respectively, of the Issuer's outstanding Common Stock. The Millers each have the sole power to vote and to dispose of the shares owned by each respective person. An additional 25,000 options will vest to both Mr. Miller and Mrs. Miller on each of January 1, 2000 and January 1, 2001, which are not included in the foregoing. Duncan Hill, Inc. owns 5,000,000 shares of Series A Non-Convertible Voting Preferred Stock. Each share of Series A Preferred Stock is entitled to vote as a class with the Common Stock, except where Delaware Law provides otherwise. Duncan Hill also owns 2,251,075 shares of the Issuer's Common Stock which, together with the Preferred Stock, gives Duncan Hill the sole power to vote and to dispose of 7,251,075 shares of the Issuer's Common Stock, which constitutes 85.2% of the Issuer's outstanding stock. Mr. and Mrs. Miller control approximately 68% of the outstanding capital stock of Duncan Hill, Inc.

-----------------------                                     -------------------
 CUSIP No. 49380U-10-0           SCHEDULE 13D                Page 7 of 7 Pages
-----------------------                                     -------------------

         (c) On August 18, 1998, Duncan Hill, Inc. sold 63,925 shares of the Issuer's Common Stock at a price of $1.50 per share in the open market. On October 16, 1998, the Issuer granted Jeanne Miller ten-year options to purchase 100,000 shares at an exercise price of $2.50 per share.

         (d)-(e) Not Applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------   to the Securities of the Issuer

         Not Applicable.

Item 7.  Materials to be filed as Exhibits
------

         Not Applicable.

Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 1998

Reporting Person: Duncan Hill, Inc.

Signature By: /s/ William L. Miller, Chief Executive Officer
              ----------------------------------------------
                         (authorized officer)

Reporting Person: William L. Miller

Signature /s/ William L. Miller
          --------------------------------------------------

Reporting Person: Jeanne E. Miller

Signature /s/ Jeanne E. Miller
          --------------------------------------------------